                                                                      Exhibit 12





               PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES
                Computation of Ratio of Earnings to Fixed Charges
              For Fiscal Years Ended October 31, 1993 through 1997
                       (in thousands except ratio amounts)


                                   1997      1996      1995     1994     1993
                                 --------  --------  --------  -------  -------
Earnings:
    Net income from
      continuing operations      $ 54,074  $ 48,562  $ 40,310  $35,506  $37,534
    Income taxes                   34,650    30,928    25,442   21,407   23,427
    Fixed charges                  39,263    37,009    35,651   29,736   26,715
                                 --------  --------  --------  -------  -------
        Total Adjusted Earnings  $127,987  $116,499  $101,403  $86,649  $87,676
                                 ========  ========  ========  =======  =======

Fixed Charges:
    Interest                     $ 36,949  $ 34,511  $ 33,224  $27,671  $24,870
    Amortization of debt
      expense                         346       345       336      334      192
    One-third of rental expense     1,968     2,153     2,091    1,731    1,653
                                 --------  --------  --------  -------  -------
        Total Fixed Charges      $ 39,263  $ 37,009  $ 35,651  $29,736  $26,715
                                 ========  ========  ========  =======  =======

Ratio of Earnings to Fixed
    Charges                          3.26      3.15      2.84     2.91     3.28
                                     ====      ====      ====     ====     ====